EXHIBIT 2.1

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                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                      INTEGRATED DEFENSE TECHNOLOGIES, INC.

                              T-S ACQUISITION CORP.

                                       AND

                              TECH-SYM CORPORATION

                            DATED AS OF JUNE 27, 2000

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                                TABLE OF CONTENTS


ARTICLE I The Merger...........................................................1
      Section 1.1  The Merger..................................................1
      Section 1.2  Closing.....................................................1
      Section 1.3  Effective Time..............................................2
      Section 1.4  Effect of the Merger........................................2
      Section 1.5  Articles of Incorporation and Bylaws........................2
      Section 1.6  Directors and Officers......................................2

ARTICLE II Effect of the Merger on the Stock of the Constituent Corporations;
      Exchange of Certificates.................................................2
      Section 2.1  Effect on Stock.............................................2
      Section 2.2  Exchange of Certificates....................................3
      Section 2.3  Employee and Director Stock Options.........................4

ARTICLE III Shareholder Approval...............................................5
      Section 3.1  Shareholder Approval........................................5

ARTICLE IV Representations and Warranties of Target............................5
      Section 4.1  Organization, Qualification, Etc............................5
      Section 4.2  Capitalization..............................................5
      Section 4.3. Corporate Authority Relative to this Agreement;
                   No Violation................................................7
      Section 4.4  Reports and Financial Statements............................7
      Section 4.5  No Undisclosed Liabilities..................................8
      Section 4.6  No Violation of Law.........................................8
      Section 4.7  Environmental Laws and Regulations..........................8
      Section 4.8  Employee Benefit Matters....................................8
      Section 4.9  Absence of Certain Changes or Events.......................10
      Section 4.10 Investigations; Litigation.................................11
      Section 4.11 Proxy Statement............................................11
      Section 4.12 Certain Business Practices.................................11
      Section 4.13 Lack of Ownership of Acquiror Common Shares................12
      Section 4.14 Tax Matters................................................12
      Section 4.15 Opinion of Financial Advisor...............................13
      Section 4.16 Required Vote of Target Stockholders.......................13
      Section 4.17 Intellectual Property......................................13
      Section 4.18 Severance Payments.........................................13
      Section 4.19 Title to Properties........................................13

ARTICLE V Representations and Warranties of Acquiror and Sub..................14
      Section 5.1  Organization, Qualification, Etc...........................14
      Section 5.2  Corporate Authority Relative to this Agreement; No
                   Violation..................................................14
      Section 5.3  Litigation.................................................15
      Section 5.4  Proxy Statement............................................15
      Section 5.5  Lack of Ownership of Target Common Stock...................15
      Section 5.6  No Required Vote of Acquiror Shareholders..................15
      Section 5.7  No Financing Necessary.....................................15

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ARTICLE VI Covenants and Agreements...........................................16
      Section 6.1  Conduct of Business by Target..............................16
      Section 6.2  Investigation..............................................17
      Section 6.3  Cooperation................................................18
      Section 6.4  Employee Benefit Plans.....................................18
      Section 6.5  Filings; Other Action......................................18
      Section 6.6  Further Assurances.........................................19
      Section 6.7  Anti-takeover Statute......................................19
      Section 6.8  No Solicitation by Target..................................19
      Section 6.9  Public Announcements.......................................20
      Section 6.10 Indemnification of Directors and Officers..................21
      Section 6.11 Additional Reports.........................................22
      Section 6.12 Accounting Treatment.......................................22
      Section 6.13 Update Disclosure: Breaches................................22

ARTICLE VII Conditions to the Merger..........................................23
      Section 7.1  Conditions to Each Party's Obligation to Effect the
                   Merger.....................................................23
      Section 7.2  Conditions to Obligations of Target to Effect the Merger...23
      Section 7.3  Conditions to Obligations of Acquiror to Effect the Merger.23

ARTICLE VIII Termination, Waiver, Amendment and Closing.......................24
      Section 8.1  Termination or Abandonment.................................24
      Section 8.2  Termination Fee............................................25

ARTICLE IX Miscellaneous......................................................25
      Section 9.1  Non-Survival of Representations and Warranties.............25
      Section 9.2  Expenses...................................................26
      Section 9.3  Counterparts: Effectiveness................................26
      Section 9.4  Governing Law..............................................26
      Section 9.5  Notices....................................................26
      Section 9.6. Assignment; Binding Effect.................................27
      Section 9.7. Severability...............................................27
      Section 9.8. Miscellaneous..............................................27
      Section 9.9. Headings...................................................28
      Section 9.10. Subsidiaries: Significant Subsidiaries; Affiliates........28
      Section 9.11. Finders or Brokers........................................28
      Section 9.12. Amendment.................................................28
      Section 9.13. Waiver....................................................28
      Section 9.14. Third Party Beneficiaries.................................30

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                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 27, 2000 (this "Agreement"), is among INTEGRATED DEFENSE TECHNOLOGIES, INC. ("Acquiror"), T-S ACQUISITION CORP. ("Sub"), and TECH-SYM CORPORATION ("Target").

      WHEREAS, Target is a corporation duly organized and existing under the laws of the State of Nevada, Acquiror is a corporation duly organized and existing under the laws of Delaware and Sub is a corporation duly organized and existing under the laws of the State of Nevada and is a wholly-owned subsidiary of Acquiror;

      WHEREAS, the Board of Directors of Target has established a special committee of the Board of Directors (the "Special Committee") to consider proposals to sell Target and to take any and all action to approve and effectuate the sale of Target;

      WHEREAS, the Boards of Directors of Acquiror and Sub and the Special Committee of the Board of Directors of Target have approved and have declared advisable the merger of Sub with and into Target (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of the common stock, par value $0.01 per share, of Target ("Target Common Stock") not owned directly by Target or Acquiror will be converted into the right to receive cash of $30.00;

      WHEREAS, for financial accounting purposes, the parties acknowledge that the Merger will be accounted for as a purchase;

      WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

      NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

      Section 1.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Chapter 92A of the Nevada Revised Statutes ("Nevada Law"), Sub shall be merged with and into Target at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of Sub shall cease and Target shall be the surviving corporation (the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Nevada.

      Section 1.2. CLOSING. The closing of the Merger (the "Closing") will take place at such time and date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII, unless another time or date is agreed to by the parties hereto. The Closing will be held at the offices of Target in the city of Houston, Texas or as otherwise agreed to by the parties hereto.
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      Section 1.3. EFFECTIVE TIME. Subject to the provisions of this Agreement and in accordance with Nevada Law, as soon as practicable on the Closing Date, the parties shall file Articles of Merger (the "Articles of Merger") with the Secretary of State of the State of Nevada, in such form as required by, and executed and acknowledged in accordance with the relevant provisions of, Nevada Law. The Merger shall become effective at the later of the date of filing of the Articles of Merger or at such time within 90 days of the date of filing as is specified in the Articles of Merger (the "Effective Time").

      Section 1.4. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Nevada Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the properties, rights, privileges, powers and franchises of Sub and Target shall vest in the Surviving Corporation, and all debts, liabilities and duties of Sub and Target shall become the debts, liabilities and duties of the Surviving Corporation.

      Section 1.5. ARTICLES OF INCORPORATION AND BYLAWS. At the Effective Time:

      (a) the articles of incorporation of the Surviving Corporation shall be amended and restated to adopt the articles of incorporation of Sub, as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable law.

      (b) the bylaws of the Surviving Corporation shall be amended and restated to adopt the bylaws of Sub, as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable law.

      Section 1.6. DIRECTORS AND OFFICERS. The directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified (or their earlier resignation or removal), as the case may be.

                                   ARTICLE II

       EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT CORPORATIONS;
                            EXCHANGE OF CERTIFICATES

      Section 2.1. EFFECT ON STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, Target or the holders of any securities of Target or Sub:

      (a) CANCELLATION OF TARGET-OWNED STOCK AND ACQUIROR-OWNED STOCK. Each share of Target Common Stock that is owned directly by Target as treasury stock or by Acquiror shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

      (b) CONVERSION OF TARGET COMMON STOCK. Subject to Section 2.2(f), each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(a)) shall be converted into the right to receive $30.00 in cash (the "Merger Consideration"). As of the Effective Time, all such shares of Target Common Stock shall no longer be outstanding and shall automatically be canceled and

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retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Target Common Shares (the "Certificates") shall cease to have any rights with respect thereto, except the right to receive cash in an amount equal to the product that is obtained by multiplying (A) the Merger Consideration by
(B) the whole number of shares of Target Common Stock surrendered.

      (c) CONVERSION OF COMMON STOCK OF SUB. Each issued and outstanding share of common stock, par value $0.01 per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

      Section 2.2. EXCHANGE OF CERTIFICATES. (a) EXCHANGE AGENT. As of the Effective Time, Acquiror shall deliver (or cause to be delivered) to Continental Stock Transfer & Trust Company, or another bank or trust company designated by it (the "Exchange Agent"), for the benefit of the holders of shares of Target Common Stock for exchange in accordance with this Article II, funds sufficient to make payment of the Merger Consideration payable pursuant to Section 2.1(b). Such funds, referred to in the preceding sentence, are hereafter referred to as the "Exchange Fund".

      (b) NOTICE OF EXCHANGE. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Acquiror and Target may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

      (c) EXCHANGE PROCEDURES. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a check payable to the order of such holder representing payment of the Merger Consideration for each share of Target Common Stock evidenced by the Certificate surrendered and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Target Common Stock which is not registered in the transfer records of Target, cash may be paid to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

      (d) NO FURTHER OWNERSHIP RIGHTS IN TARGET COMMON STOCK. All Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Target Common Stock theretofore represented by such Certificates. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Target Common Stock which were outstanding immediately prior to the Effective

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Time. If, after the Effective Time, Certificates are presented to the Surviving
Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

      (e) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Acquiror for payment of their claim for Merger Consideration.

      (f) NO LIABILITY. None of Acquiror, Target, Sub or the Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental body or authority) any such Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

      (g) INVESTMENT OF EXCHANGE FUND. The Exchange Agent shall invest the Exchange Fund, as directed by Acquiror, on a daily basis. Any interest and other income resulting from such investments shall be paid to Acquiror.

      (h) LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against Acquiror, Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

      Section 2.3. EMPLOYEE AND DIRECTOR STOCK OPTIONS. At the Effective Time, automatically and without any action on the part of the holder thereof, each option (a "Target Plan Option") to purchase shares of Target Common Stock granted under the Target Stock Option Plans (as defined in Section 4.2(c)) which remains as of such time unexercised in whole or in part shall be cancelled, and each holder of a Target Plan Option (whether or not such Target Plan Option is then vested or exercisable) shall be entitled to receive from the Surviving Corporation for each Target Plan Option an amount in cash, without interest, equal to the amount determined by multiplying (A) the number of shares of Target Common Stock subject to such Target Plan Option by (B) the positive difference, if any, obtained by subtracting the option exercise price for such Target Plan Option from the Merger Consideration. Promptly after the Effective Time, the Surviving Corporation shall pay to such holder of a Target Plan Option an amount determined in accordance with the preceding sentence.

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                                  ARTICLE III

                              SHAREHOLDER APPROVAL

      Section 3.1. SHAREHOLDER APPROVAL. Target shall call and hold a meeting of its stockholders (the "Target Meeting") as promptly as practicable for the purposes of obtaining the approval of the Merger and this Agreement by the stockholders of Target required under Nevada Law (the "Target Stockholder Approval").

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF TARGET

      Target represents and warrants to Acquiror and Sub that:

      Section 4.1. ORGANIZATION, QUALIFICATION, ETC. Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Target. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to Target means such state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the financial condition of Target and its Subsidiaries, taken as a whole, after taking into account any positive facts, events, changes or effects that may occur after the date of this Agreement. A Material Adverse Effect shall not be deemed to include (i) any material adverse change affecting the United States economy generally or the results of operations or business prospects of Target or its Subsidiaries after the date of this Agreement, (ii) any failure to have accepted, or any delay in the expected acceptance date of, any proposal or bid made by Target or any of its Subsidiaries with respect to new business prospects or (iii) any change in the market price of the Target Common Stock. The copies of Target's Articles of Incorporation and Bylaws which have been delivered to Acquiror are complete and correct and in full force and effect on the date hereof. Each of Target's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Target.

      Section 4.2. CAPITALIZATION. (a) (a) The authorized stock of Target consists of 20,000,000 shares of Target Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share ("Target Preferred Stock"). As of June 23, 2000, 5,796,451 shares of Target Common Stock, exclusive of 2,354,280 treasury shares, and no shares of Target Preferred Stock were issued and outstanding. Except for the issuance of shares of Target Common Stock pursuant to

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the Target Stock Option Plans, since March 31, 2000, no shares of Target Common
Stock or Target Preferred Stock have been issued. All the outstanding shares of Target Common Stock have been validly issued and are fully paid and non-assessable.

      (b) Target is not a party to, nor is aware of, any voting agreement, voting trust or similar agreement or arrangement relating to any class or series of its capital stock, or any agreement or arrangement providing for registration rights with respect to any capital stock or other securities of Target.

      (c) As of the date hereof, there were outstanding options to purchase an aggregate of 843,320 shares of Target Common Stock under the Target Corporation 1990 Stock Option Plan and 1998 Equity Incentive Plan (collectively, the "Target Stock Option Plans"), all of which are set forth on Schedule 4.2(c). Other than as set forth in this Section 4.2 and on Schedule 4.2(c), there are not now, and at the Effective Time there will not be, any (i) shares of capital stock or other equity securities of Target outstanding other than Target Common Stock issuable pursuant to the exercise of the stock options described in this Section 4.2(c), (ii) other outstanding awards under the Target Stock Option Plans, or
(iii) outstanding options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of Target, or contracts, understandings or arrangements to which Target is a party, or by which it is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock.

      (d) Except as set forth on Schedule 4.2(d)(i), all outstanding shares of capital stock of Target's Subsidiaries (i) are owned by Target or a wholly owned Subsidiary of Target, free and clear of all liens, charges, encumbrances, adverse claims and options of any nature, (ii) were duly authorized and validly issued and are fully paid and nonassessable, and (iii) have not been issued in violation of any preemptive rights. Except as set forth on Schedule 4.2(d)(ii), there are not now, and at the Effective Time there will not be, any outstanding options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of any Subsidiary of Target, or contracts, understandings or arrangements to which Target or any Subsidiary of Target is a party, or by which any of them is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, or securities or rights convertible into or exchangeable for, any additional shares of capital stock of any Subsidiary of Target. There are not now, and at the Effective Time there will not be, any outstanding contractual obligations of Target or any Subsidiary of Target to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests of any such Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity.

      (e) Except for the Subsidiaries of Target set forth on Schedule 4.2(e) hereto, Target does not, directly or indirectly, own of record or beneficially, or have the right or obligation to acquire, any outstanding securities or other interest in any corporation, partnership, joint venture or other entity.

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      Section 4.3. CORPORATE AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION.
Target has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Special Committee of Target and, except for the approval and adoption of this Agreement and the Merger by the stockholders of Target, no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the transactions contemplated hereby. The Special Committee of Target has determined that the transactions contemplated by this Agreement are in the best interest of Target and its stockholders. This
Agreement has been duly and validly executed and delivered by Target and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of Target, enforceable against Target in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Except as set forth on Schedule 4.3, Target is not subject to or obligated under any charter, bylaw or contract provision or any licenses, franchise or permit, or subject to any order or decree, which would be breached or violated by its executing or carrying out this Agreement. Other than in connection with or in compliance with the provisions of Nevada Law, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (collectively, the "Target Required
Approvals"), no authorization, consent or approval of, or filing with, any governmental body or authority is necessary for the consummation by Target of the transactions contemplated by this Agreement.

      Section 4.4. REPORTS AND FINANCIAL STATEMENTS. Target has timely filed all reports, registration statements and other filings, together with any amendments required to be made with respect thereto, that it has been required to file with the SEC under the Securities Act and the Exchange Act since January 1, 1997. All reports, registration statements and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by Target with the Securities and Exchange Commission (the "SEC") since January 1, 1997 through the date of this Agreement, together with any amendments thereto, are collectively referred to as the "Target SEC Reports." As of the respective dates of their filing with the SEC, the Target SEC Reports complied in all material respects with the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including any related notes or schedules) included in the Target SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be noted therein or in the notes or schedules thereto) and complied with the rules and regulations of the SEC, and such consolidated financial statements fairly present the consolidated financial position of Target and its Subsidiaries as of the dates thereof and the results of operations, cash flows and changes in stockholders' equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments on a basis consistent with past periods).

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      Section 4.5. NO UNDISCLOSED LIABILITIES. Except as set forth on Schedule
4.5, neither Target nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except (a) liabilities or obligations reflected in any of the Target SEC Reports, (b) liabilities incurred after March 31, 2000 in the ordinary course of business consistent with past practices, (c) the obligation to pay fees and expenses of Target's attorneys and accountants and of Quarterdeck Investment Partners, Inc. relating to the transactions contemplated by this Agreement and
(d) liabilities or obligations which would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target.

      Section 4.6. NO VIOLATION OF LAW. The businesses of Target and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority (provided that no representation or warranty is made in this Section 4.6 with respect to Environmental Laws (as hereinafter defined)) except (a) as described in any of the Target SEC Reports and (b) for violations or possible violations which would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target and its Subsidiaries.

      Section 4.7. ENVIRONMENTAL LAWS AND REGULATIONS. Except as set forth on
Schedule 4.7 or as, in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect on Target and its Subsidiaries, (i) have obtained all applicable permits, licenses and other authorizations which are required under foreign, federal, state or local laws relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or wastes into ambient air, surface water, ground water or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage disposal, transport or handling of pollutants, contaminants or hazardous or toxic materials or wastes by Target or its Subsidiaries (or their respective agents); (ii) are in compliance with all terms and conditions of such required permits, licenses and authorizations, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirement, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder; and (iii) as of the date hereof, are not aware of nor have received written notice of any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, based on or resulting from Target's or any of its Subsidiaries' manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling or the emission, discharge or release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.

      Section 4.8. EMPLOYEE BENEFIT MATTERS. (a) (a) Target has made available to Acquiror copies of each of the following (individually, a "Target Benefit Plan," and collectively, the "Target Benefit Plans") which is sponsored, maintained or contributed to by Target or any of its Subsidiaries for the benefit of the employees of Target or any of its Subsidiaries, or has been so sponsored, maintained or contributed to within six years prior to the date of this Agreement:

      (i) each "employee benefit plan," as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (including, but not limited to, employee benefit plans which are not subject to the provisions of ERISA);

      (ii) each personnel policy, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy, or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and each other employee benefit plan, agreement, arrangement, program, practice, or understanding which is not described in Section 4.8(a)(i).

      (b) There has been furnished to Acquiror, with respect to each Target Benefit Plan required to file such report and description, the most recent report on Form 5500 and the summary plan description.

      (c) Neither Target nor its Subsidiaries contribute to or have an obligation to contribute to, and have not at any time within six years prior to the date of this Agreement contributed to or had an obligation to contribute to, any employee benefit plan that is subject to Section 302 of ERISA, Section 412 of the Code, or Title IV of ERISA (including, without limitation, a multi employer plan within the meaning of Section 3(37) of ERISA).

      (d) Except as otherwise set forth on Schedule 4.8 or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target (excluding for purposes of applying the foregoing standard of materiality the representation in clause (vii) which shall not be subject to any standard of materiality):

            (i) Target and its Subsidiaries have substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by them in connection with the Target Benefit Plans, and, to the knowledge of the officers and directors of Target, there have been no defaults or violations by any other party to the Target Benefit Plans;

            (ii) Each Target Benefit Plan has been administered and operated in substantial compliance with its governing documents and applicable law, including, where applicable, ERISA and the Code;

            (iii) Each Target Benefit Plan intended to be qualified under
Section 401 of the Code (A) satisfies in form the requirements of such Section except to the extent amendments are not required by law to be made until a date after the Closing Date, (B) has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, (C) has not, since receipt of the most recent favorable determination letter, been amended, except for amendments for which the period for requesting a favorable determination letter has not expired, and (D) has not been operated in a way that would adversely affect its qualified status;

            (iv) There are no actions, suits, or claims pending (other than routine claims for benefits) or, to the knowledge of the officers and directors of Target, threatened against, or with respect to, any of the Target Benefit Plans or their assets;

            (v) No act, omission or transaction has occurred which would result in imposition on Target or any of its Subsidiaries of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a civil penalty assessed pursuant to subsections (c), (i) or (1) of Section 502 of ERISA, or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

            (vi) There is no matter pending (other than routine qualification determination filings) with respect to any of the Target Benefit Plans before any governmental authority;

            (vii) With respect to any employee benefit plan within the meaning of Section 3(3) of ERISA, which is not a Target Benefit Plan but which is sponsored, maintained, or contributed to, or has been sponsored, maintained, or contributed to within six years prior to the date of this Agreement, by Target or any corporation, trade, business, or entity under common control with Target, within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA ("Target Commonly Controlled Entity"), (A) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (B) no liability to the Pension Benefit Guaranty Corporation has been incurred by any Target Commonly Controlled Entity, which liability has not been satisfied, (C) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or
Section 412 of the Code has been incurred, and (D) all contributions (including installments) to such plan required by Section 302 of ERISA and Section 412 of the Code have been timely made; and

            (viii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (A) require Target or any of its Subsidiaries to make a larger contribution to, or pay greater benefits or provide other rights under, any Target Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) except as provided in Section 6.4, create or give rise to any additional vested rights or service credits under any Target Benefit Plan.

      (e) Except as otherwise set forth in Schedule 4.8 or as will be provided to Acquiror prior to the Closing Date, neither Target nor any of its Subsidiaries is a party to any agreement, nor has any such entity established any policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any person performing services for such entity upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

      (f) In connection with the consummation of the transactions contemplated by this Agreement, no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, or under the Target Benefit Plans that would be reasonably likely to result in imposition of the sanctions imposed under Sections 2806 and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered.

      Section 4.9. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 31, 2000, except as contemplated by this Agreement, except as disclosed in the Target SEC Reports or as set forth in

Schedule 4.9 and except as permitted pursuant to Section 6.1, Target and its Subsidiaries have conducted their business only in the ordinary and usual course, and there has not been (i) any Material Adverse Effect on Target; (ii) any material change by Target in its accounting methods, principles or practices; (iii) any revaluation by Target or any of its Subsidiaries of any of their respective assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (iv) any entry by Target or any of its Subsidiaries into any commitment or transaction material to Target and its Subsidiaries, taken as a whole; (v) any declaration, setting aside or payment of any dividends or distributions in respect of Target Common Stock or any redemption, purchase or other acquisition of any of its securities or any securities of any of its Subsidiaries; (vi) any damage, destruction or loss (whether or not covered by insurance) materially adversely affecting the properties or business of Target and its Subsidiaries, taken as a whole; (vii) any increase in indebtedness for borrowed money other than an increase as a result of borrowings incurred in the ordinary course of business; (viii) any granting of a security interest in or lien on any material property or assets of Target and its Subsidiaries, taken as a whole; or (ix) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan or any other increase in the compensation payable or to become payable to any officers or key employees of Target or any of its Subsidiaries other than those that are required under existing contractual arrangements.

      Section 4.10. INVESTIGATIONS; LITIGATION. Except as described in any of the Target SEC Reports or as set forth in Schedule 4.10, and except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Target:

      (a) no investigation or review by any governmental body or authority with respect to Target or any of its Subsidiaries is pending nor has any governmental body or authority notified Target in writing of an intention to conduct the same; and

      (b) there are no actions, suits or proceedings pending (or, to the knowledge of Target's officers and directors, threatened) against or affecting Target or its Subsidiaries, or any of their respective properties at law or in equity, or before any federal, state, local or foreign governmental body or authority.

      Section 4.11. PROXY STATEMENT. None of the information with respect to Target or its Subsidiaries to be included in the proxy statement (the "Proxy Statement") to be furnished in connection with the Target Meeting (as defined in
Section 3.1), at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Target with respect to information supplied in writing by Acquiror or any affiliate of Acquiror specifically for inclusion in the Proxy Statement.

      Section 4.12. CERTAIN BUSINESS PRACTICES. None of Target, or any of its Subsidiaries or any director, officer or employee of Target, or any of its Subsidiaries has, in furtherance of any business of Target: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA").

      Section 4.13. LACK OF OWNERSHIP OF ACQUIROR COMMON SHARES. None of Target nor any of its Subsidiaries own any Acquiror Common Shares or other securities convertible into Acquiror Common Shares.

      Section 4.14. TAX MATTERS. Except as set forth in Section 4.14, (a) all federal, state, local and foreign Tax Returns required to be filed by or on behalf of Target, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which Target or any of its Subsidiaries (i) is a member (a "Current Target Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax Return relates to a taxable period which includes Target or any of its Subsidiaries and which ends on a date within the last six years (a "Past Target Group", together with Current Target Groups, an "Target Affiliated Group") have been timely filed, and all such Tax Returns filed are complete and accurate except to the extent any failure to file or any inaccuracies in such filed Tax Returns would not, individually or in the aggregate, have a Material Adverse Effect on Target. All Taxes due and owing by Target, any Subsidiary of Target or any Target Affiliated Group have been paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on Target. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Target, any Subsidiary of Target or any Target Affiliated Group which would, individually or in the aggregate, have a Material Adverse Effect on Target. All assessments for Taxes due and owing by Target, any Subsidiary of Target or any Target Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid. As soon as practicable after the public announcement of this Agreement, Target will provide Acquiror with written schedules of (i) the taxable years of Target for which the statutes of limitations with respect to federal income Taxes, have not expired, and (ii) with respect to federal income Taxes those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. Target and each of its Subsidiaries has complied with all rules and regulations relating to the withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Target.

      For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

      Section 4.15. OPINION OF FINANCIAL ADVISOR. The Special Committee of Target has received the opinion of Quarterdeck Investment Partners, Inc., dated the date of this Agreement, a copy of which will be provided to Acquiror prior to the Closing Date, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Target's stockholders from a financial point of view.

      Section 4.16. REQUIRED VOTE OF TARGET STOCKHOLDERS. The affirmative vote of the holders of a majority of the Target Common Stock present in person or by proxy at a duly called meeting of stockholders at which a quorum is present is the only vote of the holders of any class or series of capital stock of Target required to approve the Merger and this Agreement. No other vote of the stockholders or directors of Target is required by law, the Articles of Incorporation or Bylaws of Target or otherwise in order for Target to consummate the Merger and the transactions contemplated hereby.

      Section 4.17. INTELLECTUAL PROPERTY. Target and its Subsidiaries own, or hold licenses under or otherwise have the right to use or sublicense, all foreign and domestic patents, trademarks (common law and registered), trademark registration applications, service marks (common law and registered), service mark registration applications, trade names and copyrights, copyright applications, trade secrets, know-how and other proprietary information as Target reasonably believes are necessary for the conduct of the business of Target and its Subsidiaries as currently conducted. Neither Target nor any of its Subsidiaries is currently in receipt of any notice of infringement or notice of conflict with the asserted rights of others in any patents, trademarks, service marks, trade names, trade secrets and copyrights owned or held by other persons, except, in each case, for matters that could not reasonably be expected to have a Material Adverse Effect on Target. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or breach the terms of or cause any cancellation of any material license held by Target or any of its Subsidiaries under, any patent, trademark, service mark, trade name, trade secret or copyright.

      Section 4.18. SEVERANCE PAYMENTS. Except as set forth in Schedule 4.18, none of Target nor any of its Subsidiaries will owe a severance payment or similar obligation to any of their respective employees, officers or directors as a result of the Merger or the transactions contemplated by this Agreement, nor will any of such persons be entitled to severance payments or other benefits as a result of the Merger or the transactions contemplated by this Agreement in the event of the subsequent termination of their employment.

      Section 4.19. TITLE TO PROPERTIES. Target and its Subsidiaries, individually or together, have good and marketable title to all of the properties reflected in Target's consolidated balance sheet as of March 31, 2000 (the "Consolidated Balance Sheet"), other than any properties reflected in Target's Consolidated Balance Sheet that (i) have been sold or otherwise disposed of since the date of Target's Consolidated Balance Sheet in the ordinary course of business consistent with past practice or (ii) are not, individually or in the aggregate, material to Target and its Subsidiaries, taken as a whole, free and clear of security interests or liens, other than liens the existence of which is set forth in Schedule 4.19 or is reflected in Target's Consolidated Financial Statements, other than mechanics' and materialmen's liens and other liens and encumbrances that would not significantly interfere with the current use of such properties or that would not materially detract from their value. Target and its Subsidiaries, individually or together, hold under valid lease agreements all real and personal properties reflected in Target's Consolidated Balance Sheet as being held under capitalized leases, and all real and personal property that is subject to operating leases, and enjoy peaceful and undisturbed possession of such properties under such leases, other than (i) any properties as to which such leases have expired in accordance with their terms without any liability of any party thereto since the date of Target's Consolidated Balance Sheet and (ii) any properties that, individually or in the aggregate, are not material to Target and its Subsidiaries, taken as a whole. Neither Target nor any of its Subsidiaries has received any written notice of any adverse claim to the title to any properties owned by them or with respect to any lease under which any properties are held by them, other than any claims that, individually or in the aggregate, would not have a Material Adverse Effect on Target.

      Section 4.20. BOARD RECOMMENDATION. As of the date of this Agreement, the Special Committee has recommended that the stockholders of Target vote for the adoption of this Agreement, subject to Section 6.8.

                                   ARTICLE V

               REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

      Acquiror and Sub represent and warrant to Target that:

      Section 5.1. ORGANIZATION, QUALIFICATION, ETC. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Nevada and each has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. The copies of Acquiror's Certificate of Incorporation and Bylaws and Sub's Articles of Incorporation and Bylaws, which have been delivered to Target, are complete and correct and in full force and effect on the date hereof.

      Section 5.2. CORPORATE AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION. Each of Acquiror and Sub has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Acquiror and the Board of Directors of Sub and no other corporate proceedings on the part of Acquiror or Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and Sub and, assuming this Agreement constitutes a valid and binding Agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of Acquiror and Sub, enforceable against each of them in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies). Neither Acquiror nor Sub is subject to or obligated under any charter, by-law or contract provision or any license, franchise or permit, or subject to any order or decree, which would be breached or violated by its execution or performance of this Agreement, except for any breaches or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. Other than in connection with or in compliance with the provisions of Nevada Law, the Exchange Act, the HSR Act and the securities or blue sky laws of the various states (collectively, the "Acquiror Required Approvals"), no authorization, consent or approval of, or filing with, any governmental body or authority is necessary for the consummation by Acquiror of the transactions contemplated by this Agreement.

      Section 5.3. LITIGATION. There are no claims, suits, actions or proceedings pending or, to the knowledge of Acquiror threatened against, relating to or affecting Acquiror or any of its subsidiaries before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator that seek to restrain or enjoin the consummation of the Merger. Neither Acquiror nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, which prohibits or restricts the consummation of the transactions contemplated by this Agreement.

      Section 5.4. PROXY STATEMENT. None of the information with respect to Acquiror or its Subsidiaries to be included in the Proxy Statement will at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Acquiror with respect to information supplied in writing by Target or any affiliate of Target specifically for inclusion in the Proxy Statement.

      Section 5.5. LACK OF OWNERSHIP OF TARGET COMMON STOCK. Neither Acquiror nor any of its Subsidiaries owns any shares of Target Common Stock or other securities convertible into shares of Target Common Stock.

      Section 5.6. NO REQUIRED VOTE OF ACQUIROR SHAREHOLDERS. No vote of the shareholders of Acquiror is required by law or the Certificate of Incorporation of Acquiror or otherwise in order for Acquiror to consummate the Merger and the transactions contemplated hereby.

      Section 5.7. NO FINANCING NECESSARY. Acquiror has sufficient funds available to it under existing credit arrangements or otherwise to pay the Merger Consideration pursuant to this Agreement without obtaining any consent, waiver or amendment of any agreement or instrument to which it is a party or is bound.

                                   ARTICLE VI

                            COVENANTS AND AGREEMENTS

      It is further agreed as follows:

      Section 6.1. CONDUCT OF BUSINESS BY TARGET. During the period from the date of this Agreement and continuing until the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to
Section 8.1 (the "Termination Date"), and except as may be agreed to by the other parties hereto in writing or as may be expressly permitted pursuant to this Agreement, Target:

            (i) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as heretofore conducted;

            (ii) shall use commercially reasonable efforts to preserve, and shall cause each of its Subsidiaries to use commercially reasonable efforts to preserve, intact its business organizations and goodwill, keep available the services of its officers and employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

            (iii) shall confer at such times as Acquiror may reasonably request with one or more representatives of Acquiror to report operational matters and the status of ongoing operations;

            (iv) shall notify Acquiror of any emergency or other change in the normal course of its or its Subsidiaries' respective businesses or in the operation of its or its Subsidiaries' respective properties and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing would have a Material Adverse Effect on Target;

            (v) shall not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock;

            (vi) shall not, and shall not permit any of its Subsidiaries to, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers;

            (vii) except as set forth on Schedule 6.1(vii), shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger), or, other than in the ordinary course of business and in any case subject to (iii) above, any acquisition of any assets or securities, any disposition of any amount of assets or securities or any release or relinquishment of any contract rights;

            (viii) shall not propose or adopt any amendments to its Articles of Incorporation or Bylaws;

            (ix) except as set forth on Schedule 6.1(ix), shall not, and shall not permit any of its Subsidiaries to, issue any shares of their capital stock, or effect any stock split or otherwise change its capitalization as it existed on March 31, 2000, except as contemplated herein and except for the issuance of Target Common Stock with respect to the exercise of options outstanding on March 31, 2000 under the Target Stock Option Plans in accordance with the terms on the date thereof;

            (x) except as set forth on Schedule 6.1(x), shall not, and shall not permit any of its Subsidiaries to, grant, confer or award (A) any options, warrants, conversion rights or other rights, not existing on the date hereof, to acquire any shares of its capital stock or (B) any other awards under the Target Stock Option Plans except for annual automatic grants to non-employee directors in connection with Target's 2000 annual stockholders meeting;

            (xi) shall not, and shall not permit any of its Subsidiaries to, purchase or redeem any shares of its stock;

            (xii) except as set forth on Schedule 6.1(xii), shall not, and shall not permit any of its Subsidiaries to, amend the terms of their respective employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements in existence on the date hereof, or adopt any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements except as contemplated by this Section 6.1 or Section 6.5;

            (xiii) shall not, and shall not permit any of its Subsidiaries to, enter into any loan agreement except for letters of credit in the ordinary course of business;

            (xiv) shall not, and shall not permit any of its Subsidiaries to, make any Tax election or settle or compromise any Tax liability; and

            (xv) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty in Article IV hereof untrue or incorrect; and

            (xvi) except as set forth on Schedule 6.1(xvi), shall not, and shall not permit any of its Subsidiaries to, settle, compromise or otherwise terminate any litigation, claim or other settlement negotiation.

      Section 6.2. INVESTIGATION. Target shall afford to Acquiror and to Acquiror's officers, employees, accountants, counsel and other authorized representatives full and complete access during normal business hours, throughout the period prior to the earlier of the Effective Time or the date of termination of this Agreement, to its and its Subsidiaries' plants, properties, contracts, commitments, books, and records (including but not limited to tax returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and shall use their reasonable best efforts to cause their respective representatives to furnish promptly to one another such additional financial and operating data and other information as to its and its Subsidiaries' respective businesses and properties as the other or its duly authorized representatives may from time to time reasonably request.

      Section 6.3. COOPERATION. Target and Acquiror shall together, or pursuant to an allocation of responsibility to be agreed upon between them:

      (a) prepare and file with the SEC as soon as is reasonably practicable the Proxy Statement, and shall use their reasonable best efforts to have the Proxy Statement cleared by the SEC under the Exchange Act;

      (b) as soon as is reasonably practicable take all such action as may be required under state blue sky or federal or state securities laws in connection with the transactions contemplated by this Agreement; and

      (c) cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated herein.

      Section 6.4. EMPLOYEE BENEFIT PLANS.

      (a) The Board of Directors of Target (or a duly appointed committee thereof responsible for the administration of the Target Stock Option Plans in accordance with the terms of such plans) shall, prior to or as of the Effective Time, take all necessary actions, pursuant to and in accordance with the terms of the Target Stock Option Plans and the instruments evidencing the Target Plan Options, to provide (1) for the cancellation of the Target Plan Options upon the terms set forth in Section 2.3 and (2) that no consent of the holders of the Target Plan Options is required in connection with such cancellation.

      (b) To the extent permitted by applicable law, Acquiror shall cause employees of Target and its Subsidiaries to receive credit for purposes of eligibility to participate, vesting, and eligibility to receive benefits (but not benefit accrual) under any employee benefit plan, program or arrangement established or maintained by the Acquiror or the Surviving Corporation for service accrued or deemed accrued prior to the Effective Time with Target or any of its Subsidiaries, as the case may be; PROVIDED, HOWEVER, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

      Section 6.5. FILINGS; OTHER ACTION. Subject to the terms and conditions herein provided, Target and Acquiror shall (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act,
(ii) use reasonable efforts to cooperate with one another in (A) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third party, the United States government or any agencies, departments or instrumentalities thereof or other governmental or regulatory bodies or authorities of federal, state, local and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, and (iii) use reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including, without limitation, taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby.

      Section 6.6. FURTHER ASSURANCES. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of Target and Acquiror shall take all such necessary action.

      Section 6.7. ANTI-TAKEOVER STATUTE. If any "fair price", "moratorium", "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of Target and Acquiror and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

      Section 6.8. NO SOLICITATION BY TARGET. (a) Target shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Target Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Target Takeover Proposal; provided, however, that if, at any time prior to the publicly announced date of the Target Meeting (the "Target Applicable Period"), the Board of Directors of Target determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Target's stockholders under applicable law, Target may, in response to a Target Superior Proposal (as defined in Section 6.8(b)) which did not result from a breach of this Section 6.8(a), and subject to providing prior written notice of its decision to take such action to Acquiror (the "Target Notice") and compliance with Section 6.8(c), for a period of ten business days following delivery of the Target Notice (x) furnish information with respect to Target and its subsidiaries to any person making a Target Superior Proposal pursuant to a customary confidentiality agreement (as determined by Target after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such Target Superior Proposal. For purposes of this Agreement, "Target Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of Target and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Target or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Target or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Target or any of its subsidiaries, other than the transactions contemplated by this Agreement.

      (b) Except as expressly permitted by this Section 6.8, neither the Board of Directors of Target nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Acquiror, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Target Takeover Proposal, or (iii) cause Target to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "TARGET ACQUISITION AGREEMENT") related to any Target Takeover Proposal. Notwithstanding the foregoing, in the event that during the Target Applicable Period the Board of Directors of Target determines in good faith that there is a substantial probability that the Target Stockholder Approval will not be obtained due to the existence of a Target Superior Proposal, the Board of Directors of Target may (subject to this and the following sentences) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause Target to enter into any Target Acquisition Agreement with respect to any Target Superior Proposal), but only at a time that is during the Target Applicable Period and is after the third business day following Acquiror's receipt of written notice advising Acquiror that the Board of Directors of Target is prepared to accept a Target Superior Proposal, specifying the material terms and conditions of such Target Superior Proposal and identifying the person making such Target Superior Proposal. For purposes of this Agreement, a "TARGET SUPERIOR PROPOSAL" means any proposal made by a third party (i) to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Target Common Stock then outstanding or all or substantially all of the assets of Target, (ii) that is otherwise on terms which the Board of Directors of Target determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to Target's stockholders than the Merger, (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Target, is reasonably capable of being obtained by such third party and (iv) for which, in the good faith judgment of the Board of Directors of Target, no regulatory approvals are required, including antitrust approvals, that could not reasonably be expected to be obtained.

      (c) In addition to the obligations of Target set forth in paragraphs (a) and (b) of this Section 6.9, Target shall promptly advise Acquiror orally and in writing of any request for information or of any Target Takeover Proposal, the material terms and conditions of such request or Target Takeover Proposal and the identity of the person making such request or Target Takeover Proposal. Target will keep Acquiror reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Target Takeover Proposal on a daily basis or more frequently as may be reasonably requested by Acquiror.

      (d) Nothing contained in this Section 6.8 shall prohibit Target from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Target's stockholders if, in the good faith judgment of the Board of Directors of Target, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary obligations under applicable law.

      Section 6.9. PUBLIC ANNOUNCEMENTS. Except as may be required by applicable law, no party hereto shall make any public announcements or otherwise communicate with any news media or any other party, with respect to this Agreement or any of the transactions contemplated hereby without prior consultation with the other parties as to the timing and contents of any such announcement or communications; PROVIDED, HOWEVER, that nothing contained herein shall prevent any party from (i) promptly making all filings with governmental authorities or disclosures by the stock exchange on which such party's capital stock is listed, as may, in its judgment, be required or advisable in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or (ii) disclosing the terms of this Agreement to such party's legal counsel, financial advisors or accountants in furtherance of the transactions contemplated by this Agreement.

      Section 6.10. INDEMNIFICATION OF DIRECTORS AND OFFICERS. (a) Acquiror and the Surviving Corporation agree that the indemnification obligations set forth in Target's Articles of Incorporation and By-laws, in each case as of the date of this Agreement, shall survive the Merger (and, prior to the Effective Time, Acquiror shall cause the Certificate of Incorporation and By-laws of Sub to reflect such provisions) and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of Target or its subsidiaries.

      (b) For six years from the Effective Time, Acquiror and the Surviving Corporation shall use their best efforts to provide to the directors and officers of Target as of the date of this Agreement liability insurance protection of the same kind and scope as that provided by Acquiror's directors' and officers' liability insurance policies (copies of which have been made available to Target), with respect to claims arising from facts or events that occurred prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall Acquiror be required to expend more than 150% of the amount currently expended by Acquiror (the "INSURANCE AMOUNT") to maintain or procure its current directors and offices liability insurance coverage; PROVIDED, FURTHER, that if Acquiror is unable to maintain or obtain the insurance called for by this
Section 6.10, Acquiror shall use its best efforts to obtain as much comparable insurance as available for the Insurance Amount.

      (c) For six years after the Effective Time, Acquiror shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director, officer, trustee, fiduciary, employee or agent of Target and each Subsidiary of Target and each such person who served at the request of Target or any Subsidiary of Target as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "INDEMNIFIED PARTIES") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) Acquiror shall pay the fees and expenses of counsel selected by any Indemnified Party, which counsel shall be reasonably satisfactory to Acquiror promptly after statements therefor are received (unless Acquiror shall elect to defend such action) and (ii) Acquiror shall cooperate in the defense of any such matter.

      (d) In the event Acquiror or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 6.10.

      (e) The obligations of Acquiror and the Surviving Corporation under this
Section 6.10 shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, agent or other person to whom this Section 6.10 applies without the consent of such affected director, officer, employees, agents or other persons (it being expressly agreed that each such director, officer, employee, agent or other person to whom this Section
6.10 applies shall be third-party beneficiaries of this Section 6.10).

      Section 6.11. ADDITIONAL REPORTS. Target shall furnish to Acquiror copies of any reports of the type referred to in Sections 4.4 which it files with the SEC on or after the date hereof. Target represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of Target and its consolidated Subsidiaries as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

      Section 6.12. ACCOUNTING TREATMENT. The parties acknowledge that, for financial accounting purposes, the Merger shall be accounted for as a purchase transaction.

      Section 6.13. UPDATE DISCLOSURE: BREACHES. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto in writing of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of Target or Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this
Section 6.13 shall not cure any breach of any representations or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

      Section 7.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER.

      The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

      (a) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the Merger substantially on the terms contemplated hereby. In the event any order, decree or injunction shall have been issued, each party shall use its reasonable efforts to remove any such order, decree or injunction; and

      (b) Any applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated, Target shall have obtained stockholder approval of the Merger and this Agreement as required by Nevada Law and any other Target Required Approvals and Acquiror Required Approvals shall have been obtained, except where the failure to obtain such other Target Required Approvals and Acquiror Required Approvals would not have a Material Adverse Effect on Target or Acquiror, as the case may be.

      Section 7.2. CONDITIONS TO OBLIGATIONS OF TARGET TO EFFECT THE MERGER. The obligation of Target to effect the Merger is further subject to the conditions that (a) the representations and warranties of Acquiror contained herein shall be true and correct as of the Effective Time with the same effect as though made as of the Effective Time except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not have a Material Adverse Effect on Acquiror, (b) Acquiror shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time and (c) Acquiror shall have delivered to Target a certificate, dated the Effective Time and signed by its Chairman of the Board and Chief Executive Officer or a Senior Vice President, certifying to the effects set forth in clauses (a) and (b) above.


      Section 7.3. CONDITIONS TO OBLIGATIONS OF ACQUIROR TO EFFECT THE MERGER. The obligation of Acquiror to effect the Merger is further subject to the conditions that (a) the representations and warranties of Target contained herein shall be true and correct as of the Effective Time with the same effect as though made as of the Effective Time except (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not have a Material Adverse Effect on Target, (b) Target shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time and, (c) Target shall have delivered to Acquiror a certificate, dated the Effective Time and signed by its respective Chairman of the Board, Chief Executive Officer and President or Senior Vice President, certifying to the effects set forth in clauses (a) and (b) above.

                                  ARTICLE VIII

                   TERMINATION, WAIVER, AMENDMENT AND CLOSING

      Section 8.1. TERMINATION OR ABANDONMENT. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Target:

      (a) by the mutual written consent of Target and Acquiror;

      (b) by either Target or Acquiror if the Effective Time shall not have occurred on or before December 31, 2000; PROVIDED, that the party seeking to terminate this Agreement pursuant to this clause 8.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date;

      (c) by either Target or Acquiror if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or
(ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; PROVIDED, that the party seeking to terminate this Agreement pursuant to this clause 8.1(c)(ii) shall have used its reasonable best efforts to remove such injunction, order or decree;

      (d) by Acquiror if the Target Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote or consent at the Target Meeting;

      (e) by Target in accordance with Section 6.8(b); PROVIDED that, in order for the termination of this Agreement pursuant to this paragraph (e) to be deemed effective, Target shall have complied with all provisions contained in
Section 6.8, including the notice provisions therein, and with applicable requirements, including the payment of the Termination Fee, of Section 8.2;

      (f) Target, if Acquiror shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or
(b), and (ii) is incapable of being cured by Acquiror or is not cured within 30 days of notice of such breach or failure;

      (g) by Acquiror, if Target shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or
(b), and (ii) is incapable of being cured by Target or is not cured within 30 days of notice of such breach or failure.

      Except as provided in Sections 8.2 and 9.2 of this Agreement, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability on the part of Acquiror, Sub or Target or any of their respective officers or directors to the other and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party from liability for any misrepresentation or breach of any covenant or agreement under this Agreement.

      Section 8.2. TERMINATION FEE. In the event that, after the execution of this Agreement, a Target Takeover Proposal shall have been made known to Target or any of its subsidiaries or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Target Takeover Proposal and thereafter this Agreement is terminated by either Acquiror or Target pursuant to Section 8.1(b) or 8.1(d) or by Acquiror pursuant to Section 8.1(g), then Target shall promptly, but in no event later than two days after the date of such termination, pay Acquiror a fee equal to $9.0 million (the "Termination Fee") payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Acquiror pursuant to this Section 8.2 unless and until within 18 months of such termination Target or any of its Subsidiaries enters into any Target Acquisition Agreement or consummates any Target Takeover Proposal (for the purposes of the foregoing proviso the terms "Target Acquisition Agreement" and "Target Takeover Proposal" shall have the meanings assigned to such terms in
Section 6.8 except that the references to 15% in the definition of "Target Takeover Proposal" in Section 6.8(a) shall be deemed to be references to 35% and "Target Takeover Proposal" shall only be deemed to refer to a transaction involving Target, or with respect to assets (including the shares of any subsidiary), of Target and its Subsidiaries, taken as a whole, and not any of its Subsidiaries alone), in which event the Termination Fee shall be payable upon the first to occur of such events. Target acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Acquiror would not enter into this Agreement; accordingly, if Target fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Acquiror commences a suit which results in a judgment against Target for the fee set forth in this Section 8.2, Target shall pay to Acquiror its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

                                   ARTICLE IX

                                  MISCELLANEOUS

      Section 9.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this

Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

      Section 9.2. EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that (a)(i) the filing fees in connection with any HSR Act filing and any SEC filings and (ii) the expenses incurred in connection with the printing and mailing of the Proxy Statement, shall be shared equally by Target and Acquiror and (b) all transfer taxes shall be paid by Target.

      Section 9.3. COUNTERPARTS: EFFECTIVENESS. This Agreement may be executed in two or more consecutive counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

      Section 9.4. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the state of Texas without regard to the principles of conflicts of laws thereof, except that Nevada law shall apply to the Merger.

      Section 9.5. NOTICES. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 9.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 9.5:

      To Target:

            Tech-Sym Corporation
            10500 Westoffice Drive, Suite 200
            Houston, Texas 77042-5391
            Telecopy: (713) 780-3524
            Attention: General Counsel

      with a copy (which shall not constitute notice) to:

            Brobeck, Phleger & Harrison LLP
            301 Congress, Suite 1200
            Austin, Texas 78701
            Telecopy: (512) 477-5813
            Attention: Thomas P. Mason, Esq.

      To Acquiror:

            Integrated Defense Technologies, Inc.
            c/o the Veritas Capital Fund, L.P.
            660 Madison Avenue
            New York, New York 10021
            Telecopy:  212/688-9411
            Attention:  Robert B. McKeon

      with a copy (which shall not constitute notice) to:

            Whitman Breed Abbott & Morgan LLP
            200 Park Avenue
            New York, New York 10166
            Telecopy:   212/351-3131
            Attention:  Benjamin M. Polk, Esq.

      Section 9.6. ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Acquiror may assign this Agreement without the consent of Target (i) to any affiliate of Acquiror or (ii) for collateral security purposes to any source of financing to Acquiror, Sub or the Surviving Corporation. Any such assignment shall not reduce or eliminate any obligation or liability of Acquiror under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

      Section 9.7. SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

      Section 9.8. MISCELLANEOUS. This Agreement:

      (a) and the exhibits and disclosure schedules to this Agreement and the Confidentiality Agreement, dated June 27, 2000, between Target and Acquiror, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof; and

      (b) except for the provisions of Sections 6.5, 6.11 and 9.6 hereof, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

      Section 9.9. HEADINGS. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

      Section 9.10. SUBSIDIARIES: SIGNIFICANT SUBSIDIARIES; AFFILIATES. References in this Agreement to "Subsidiaries" of Target or Acquiror shall mean any corporation or other form of legal entity of which more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by Target or Acquiror, as the case may be. References in this Agreement to "Significant Subsidiaries" shall mean Subsidiaries (as defined above) which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act. References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in the Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including, without limitation, a governmental body or authority.

      Section 9.11. FINDERS OR BROKERS. Except for the engagement of Quarterdeck Investment Partners, Inc. by Target pursuant to the amended and restated engagement letter dated as of July 22, 1999, previously provided to Acquiror, neither Target nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger payable by Target or any of its Subsidiaries.

      Section 9.12. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that no amendment may be made which would reduce the amount or change the type of consideration into which each share of Target Common Stock shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

      Section 9.13. WAIVER. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party with any of the agreements or conditions contained herein; PROVIDED, HOWEVER, that after the Target Stockholder Approval is obtained, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Target Common Stock hereunder other than as contemplated by this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      Section 9.14. THIRD PARTY BENEFICIARIES. Nothing in this Agreement, express or implied, is intended or shall be construed, to confer upon or give to any person any rights or remedies under or by reason of this Agreement, or any term, provision, condition, undertaking, warranty, representation, indemnity, covenant or agreement contained herein, other than the parties hereto and their permitted assigns and the persons intended to be provided benefits pursuant to
Section 6.4 and Section 6.10 hereof.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.


                                       TECH-SYM CORPORATION


                                       By:    /s/ J. MICHAEL CAMP
                                              -------------------------------
                                       Name:  J. Michael Camp
                                       Title: Chairman of the Board and Chief
                                              Executive Officer


                                       INTEGRATED DEFENSE TECHNOLOGIES, INC.


                                       By:    /s/ ROBERT B. MCKEON
                                              -------------------------------
                                       Name:      Robert B. McKeon
                                       Title:     Chairman



                                       T-S ACQUISITION CORP.

                                       By:    /s/ ROBERT B. MCKEON
                                              -------------------------------
                                       Name:      Robert B. McKeon
                                       Title:     President